Exhibit 15

(English Translation)

QUESTIONS AND ANSWERS REGARDING THE FOURTH ITEM OF THE AGENDA OF THE GENERAL SHAREHOLDERS MEETING

The following questions and answers (this “FAQ”) address briefly some of the questions holders of ordinary shares, € 3.00505 nominal value per share, of Telvent GIT, S.A. (the “Shares”) may have regarding the redemption (the “Minority Shareholder Share Redemption”) proposed in the resolution relating to the fourth item of the agenda of the extraordinary meeting of shareholders of Telvent GIT, S.A.(the “Company”) to be held on December 5, 2011, and, as the case may be, on December 7, 2011(the “General Shareholders Meeting”).

Forward-Looking Statements

This FAQ contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. The results could differ materially from those anticipated in these forward-looking statements as a result of various factors. The Company does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Originally Published on November 28, 2011

1. Which Shares will be redeemed pursuant to the Minority Shareholder Share Redemption?

If the Minority Shareholder Share Redemption is consummated, all of the 437,013 Shares owned by shareholders other than Schneider Electric España, S.A.U. (the “Minority Shareholders”) will be redeemed and Schneider Electric España, S.A.U. (“SE España”) will become the sole shareholder of the Company.

2. What will I receive for my Shares pursuant to the Minority Shareholder Share Redemption?

Each Minority Shareholder other than the Company will receive USD 40.00 per Share in cash (the “Redemption Price”), less applicable taxes and withholdings, for each Share owned by such Minority Shareholder as of immediately prior to the effective time of the Minority Shareholder Share Redemption.

The Redemption Price per Share includes:

•	The nominal amount of each Share (EUR 3.00505) (the “Nominal Value”);

•

The portion of the share premium reserve corresponding to each Share, in proportion to the stake represented by each Share compared to the total issued shares of the Company (EUR 3.02095) (the “Share Premium”); and

•	Distributable reserves for the remaining balance of the Redemption Price (the “Distributable Reserves”).

The USD equivalent of the Nominal Value and the Share Premium shall be calculated at the official exchange rate published by the European Central Bank on the date of the General Shareholders’ Meeting, and will be announced to all shareholders of the Company.

3. When will the Minority Shareholder Share Redemption occur?

The Minority Shareholder Share Redemption shall become effective as of the time that the Company pays, or causes the paying agent acting on behalf of the Company in connection with the redemption (the “Paying Agent”) to pay, to each Minority Shareholder of record the Redemption Price, less applicable taxes and withholdings, for each of the Shares owned by such Minority Shareholder. If the Minority Shareholder Share Redemption is approved, the Company shall cause such payment to be made by the Paying Agent on or prior to the 10th day following the General Shareholders’ Meeting (the date of such payment, the “Payment Date”). As of the time of such payment on the Payment Date, the Minority Shareholders will no longer own any Shares or other equity interest in the Company.

4. When will I receive payment for my Shares?

Beneficial owners of Shares that are redeemed pursuant to the Minority Shareholder Share Redemption will receive payment at different times depending upon whether such beneficial owner held Shares registered in its name as a shareholder of record or through a broker, dealer, commercial bank, trust company or other intermediary. Payment to beneficial owners of Shares that are redeemed and hold Shares registered in their name as a shareholder of record will be made through the mailing of a check to such registered holder’s address on file with the Company. Payment to beneficial owners of Shares that are redeemed and hold Shares through a broker, dealer, commercial bank, trust company or other intermediary will be distributed through the Depositary Trust Company and each broker, dealer, commercial bank trust company or other intermediary that, directly or indirectly, holds such Shares for their account. If you hold Shares that are redeemed pursuant to the Minority Shareholder Share Redemption through a broker, dealer, commercial bank trust company or other intermediary, we advise that you contact such broker, dealer, commercial bank trust company or other intermediary regarding the timing of your receipt of payment for such Shares.

5. What deductions and withholdings on account of Spanish taxes will be applied to the Redemption Price by the Company?

The Company shall deduct and withhold from the Redemption Price the following amounts on account of Spanish taxes:

•

on account of Spanish Non-Resident Income Tax, an amount equal to 19% of the Distributable Reserves (i.e. the excess of the Redemption Price over the sum of the Nominal Value and the Share Premium); and

•	on account of Spanish Capital Duty (Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados, modalidad Operaciones Societarias), an amount equal to 1% of the Redemption Price.

For purposes of the Spanish Non-Resident Income Tax, the USD equivalent of the Nominal Value and the Share Premium of each redeemed Share will be calculated at the official exchange rate published by the European Central Bank on the date of the General Shareholders’ Meeting.

6. What vote of the Company’s shareholders is required to approve the share capital reduction through the Minority Shareholder Share Redemption?

In addition to the approval of the holders of a majority of the Shares present or represented at the General Shareholders’ Meeting, the share capital reduction through the Minority Shareholder Share Redemption must also be approved by (i) if the holders of at least 50% of the Shares owned by the Minority Shareholders are present or represented at the General Shareholders’ Meeting, the holders of a majority of the Shares owned by the Minority Shareholders present or represented or (ii) if the holders of at least 25% but less than 50% of the Shares owned by the Minority Shareholders are present or represented at the General Shareholders’ Meeting, the holders of two-thirds of the Shares owned by the Minority Shareholders present or represented. Shares held in treasury by the Company will be counted in determining the attendance quorum but such Shares will not be considered to be present or represented at the General Shareholders’ Meeting nor will they be voted by the Company.

7. Will I have appraisal rights in connection with the Minority Shareholder Share Redemption?

No. The holders of Shares are not entitled under Spanish law or otherwise to appraisal rights in connection with the Minority Shareholder Share Redemption. If the Minority Shareholder Share Redemption is approved, each Minority Shareholder other than the Company will receive the Redemption Price, less applicable taxes and withholdings, for each Share owned by such Minority Shareholder as of immediately prior to the effective time of the Minority Shareholder Share Redemption.

8. Was the Minority Shareholder Share Redemption proposed by a shareholder?

Yes. On October 7, 2011, SE España, owner of approximately 98.7% of the Shares requested that the board of directors of the Company (the “Board”) convene the General Shareholders’ Meeting to vote upon, among other things, the approval of a share capital reduction through the Minority Shareholder Share Redemption. The report on the resolution proposing the share capital reduction through the Minority Shareholder Share Redemption prepared by SE España is available on the Company’s website at: http://www.telvent.com/en/investor/corporate_governance/shareholder-meetings.cfm.

9. Was the Minority Shareholder Share Redemption proposed pursuant to an agreement?

Yes. The Minority Shareholder Share Redemption was proposed by SE España pursuant to the terms of the Transaction Agreement, dated as of May 31, 2011 (the “Transaction Agreement”), by and among the Company, SE España and Schneider Electric SA, the indirect parent of SE España (“SE”). The Transaction Agreement was negotiated by the Company who was advised by a committee of independent directors and was unanimously approved by the Board.

Pursuant to the Transaction Agreement, SE España agreed, among other things, (i) to commence a tender offer to purchase all of the Shares at a purchase price of U.S. $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer”) and (ii) in the event that SE España and/or SE acquired beneficial ownership of seventy percent (70%) or more of the total Shares, to use its reasonable best efforts to cause the Company to call a general shareholders meeting as promptly as practicable thereafter for the purposes of obtaining shareholder approval of a share capital reduction through the redemption of all Shares not owned by SE or SE España.

SE España commenced and consummated the Offer in accordance with the terms of the Transaction Agreement, thereby acquiring (including pursuant to a subsequent offering period) greater than 98% of the Shares. The subsequent offering period to the Offer expired at 5:00 p.m., New York City time, on Wednesday, September 28, 2011. Having obtained beneficial ownership of greater than 70% of the Shares, on October 7, 2011, SE España requested that the Board convene the General Shareholders’ Meeting to vote upon, among other things, the approval of a share capital reduction through the Minority Shareholder Share Redemption.

10. Will the Shares be delisted from NASDAQ if the Minority Shareholder Share Redemption is not approved?

Yes. The Shares will be delisted from The NASDAQ Stock Market regardless of the outcome of the shareholder vote with respect to the Minority Shareholder Share Redemption.

As previously announced by the Company on October 13, 2011, the Staff of The NASDAQ Stock Market, Inc. (the “Staff”) determined to exercise its discretionary authority under Listing Rule 5101 to delist the Shares. The trading of the Shares was suspended at the opening of business on October 21, 2011 and the Staff has notified the Company that a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”) which will remove the Shares from listing and registration on The NASDAQ Stock Market (“NASDAQ”).

11. Will the Shares continue to be registered under the Exchange Act if the Minority Shareholder Share Redemption is not approved?

There are currently less than 300 record holders of the Shares. Following the removal of the Shares from listing on NASDAQ, the Shares will be eligible for deregistration under the Securities and Exchange Act of 1934 (the “Exchange Act”) so long as there continues to be fewer than 300 record holders of Shares at such time. The Board has authorized the Company to terminate the registration of the Shares and the Company’s reporting obligations under the Exchange Act following the removal of the Shares from listing on NASDAQ. No shareholder approval is required for such deregistration.

Originally Published on December 2, 2011

12. Can I reclaim a portion of the Spanish taxes withheld from the Redemption Price for my Shares?

Non-Spanish tax residents that beneficially owned Shares that are redeemed pursuant to the Minority Shareholder Share Redemption (the “Redeemed Shares”) and did not hold their Redeemed Shares through a permanent establishment or a fixed base in Spain may be eligible for a withholding tax rate lower than the general 19% withholding tax rate (the “19% Spanish NRIT Withholding Tax Rate”) established by Spanish domestic law based on a convention for the avoidance of double taxation in force between their respective country of tax residency and Spain (each, a “Tax Treaty”). Exhibit I attached hereto contains a list of the countries that are parties to Tax Treaties with Spain and the reduced withholding tax rate thereunder.

ANY INFORMATION CONTAINED HEREIN (INCLUDING EXHIBIT I ATTACHED HERETO) WITH RESPECT TO A BENEFICIAL OWNER’S ELIGIBILITY FOR A REDUCED WITHHOLDING TAX RATE AND THE AMOUNT OF THE REDUCTION FOR WHICH SUCH BENEFICIAL OWNER MAY BE ELIGIBLE IS INTENDED AS A SUMMARY ONLY AND THEREFORE MAY BE INCOMPLETE. THE INFORMATION REGARDING SUCH ELIGIBILITY IS

BASED ON INFORMATION OBTAINED FROM MULTIPLE SOURCES BELIEVED TO BE RELIABLE. HOWEVER, NONE OF THE COMPANY, ITS AGENTS OR ITS REPRESENTATIVES, INCLUDING THE PAYING AGENT, WARRANT OR GUARANTEE THE ACCURACY OR COMPLETENESS OF, OR UNDERTAKE TO UPDATE OR AMEND, THIS INFORMATION. THE COMPANY, ITS AGENTS AND ITS REPRESENTATIVES EXPRESSLY DISCLAIM ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON ANY OF THIS INFORMATION OR DATA. SUCH INFORMATION IS SUBJECT TO CHANGE, INCLUDING IN, AND SUBJECT TO, THE DISCRETION OF THIRD PARTIES, AND/OR PREEMPTION OR BEING SUPERSEDED BY LOCAL MARKET RULES, AND PRACTICES OR ACTIONS TAKEN BY NON-U.S. AGENTS OR TAX AUTHORITIES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE YOUR COUNTRY OF TAX RESIDENCY AND YOUR ELIGIBILITY FOR A REDUCED WITHHOLDING TAX RATE.

If approved, the resolution relating to the fourth item of the agenda of the General Shareholders Meeting (the “Redemption Resolution”) empowers the Board, subject to the terms contained therein, to establish a procedure to implement the share capital reduction through the Minority Shareholder Share Redemption. In connection therewith, the Company and its representatives have developed a procedure (the “Quick Refund Procedure”) whereby shareholders that (a) were beneficial owners of Redeemed Shares as of immediately prior to the effective time of the Minority Shareholder Share Redemption and (b) are eligible under a Tax Treaty to benefit from a reduced withholding tax rate (e.g., the 15% rate under the Tax Treaty in force between the United States and Spain) (“Eligible Former Beneficial Owners”) would have the opportunity for a limited time to reclaim from the Company with respect to each Redeemed Share beneficially owned by such Eligible Former Beneficial Owner as of immediately prior to the effective time of the Minority Shareholder Share Redemption an amount (a “Reclaimable Amount”) consisting of the excess of:

•

The product of (i) the 19% Spanish NRIT Withholding Tax Rate and (ii) the Distributable Reserves (i.e., the amount withheld from the Redemption Price on the Effective Date on account of the Spanish Non-Resident Income Tax (the “Spanish NRIT”) on the distribution of the Distributable Reserves); over

•

The product of (i) the reduced withholding tax rate to which such Eligible Former Beneficial Owner is entitled according to the Tax Treaty in force between such Eligible Former Beneficial Owner’s country of tax residency and Spain and (ii) the Distributable Reserves.

For example, an Eligible Former Beneficial Owner that is tax resident in the United States would, pursuant to and in accordance with the Quick Refund Procedure, be eligible to reclaim from the Company for a limited time subsequent to the Effective Date a Reclaimable Amount equal to 4% of the Distributable Reserves for each Redeemed Share beneficially owned by such Eligible Former Beneficial Owner.

IN NO EVENT, HOWEVER, WILL ANY SHAREHOLDERS BE PROVIDED AN OPPORTUNITY TO RECLAIM FROM THE COMPANY ANY PART OF THE 1% CAPITAL DUTY DEDUCTED FROM THE REDEMPTION PRICE ON THE EFFECTIVE DATE OR ANY OTHER TAXES OR WITHHOLDINGS DEDUCTED FROM THE REDEMPTION PRICE. SPANISH CAPITAL DUTY IS NOT SUBJECT TO RELIEF UNDER TAX TREATIES ENTERED INTO BY SPAIN. IN ADDITION, SPANISH TAX RESIDENTS THAT BENEFICIALLY OWNED REDEEMED SHARES OR NON-SPANISH TAX RESIDENTS THAT BENEFICIALLY OWNED REDEEMED SHARES THROUGH A PERMANENT ESTABLISHMENT OR A FIXED BASE IN SPAIN, WILL NOT BE ELIGIBLE TO RECLAIM FROM THE COMPANY ANY PORTION OF THE AMOUNTS DEDUCTED AND WITHHELD FROM THE REDEMPTION PRICE, WHETHER ON ACCOUNT OF SPANISH TAXES OR OTHERWISE.

If (a) the Quick Refund Procedure is not approved by the Board or (b) the Quick Refund Procedure is approved by the Board but (x) the Quick Refund Procedure proves ineffective, (y) the requirements of the Quick Refund Procedure are not satisfied with respect to an Eligible Former Beneficial Owner or (z) the Company determines that a former beneficial owner of Redeemed Shares is not eligible to benefit from a reduced withholding tax rate based upon the information provided, then the sole recourse of the affected former beneficial owners of Redeemed Shares for the refund of any amounts withheld from the Redemption Price on account of the Spanish NRIT on the distribution of the Distributable Reserves to which they may be entitled shall be by application of refund requests directly to the competent Spanish tax authorities through the standard refund procedures contemplated by Spanish law, regulations and applicable Tax Treaties (including the orders developing such Tax Treaties) (the “Standard Refund Procedure”). YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING COMPLIANCE WITH THE STANDARD REFUND PROCEDURE.

The Company is not required by Spanish law or otherwise to provide its shareholders with the opportunity to obtain from the Company the tax relief for which they are eligible with respect to the application of the Spanish NRIT to the distribution of the Distributable Reserves pursuant to the Minority Shareholder Share Redemption. Neither the Company, nor any of its affiliates or representatives guarantees that former beneficial owners of Redeemed Shares will receive the tax relief to which they are eligible, whether through the Quick Refund Procedure, if approved, or otherwise. THE COMPANY, ITS AFFILIATES AND ITS REPRESENTATIVES EXPRESSLY DISCLAIM ANY DAMAGE, LOSS OR LIABILITY INCURRED BY BENEFICIAL OWNERS OF SHARES ARISING FROM OR RELATED TO SUCH BENEFICIAL OWNER’S FAILURE TO OBTAIN THE TAX RELIEF TO WHICH SUCH BENEFICIAL OWNER IS ELIGIBLE, WHETHER THROUGH THE QUICK REFUND PROCEDURE OR THE STANDARD REFUND PROCEDURE.

13. What is the Quick Refund Procedure?

As described above, in accordance with the Redemption Resolution, the provision of the Quick Refund Procedure, and the substance thereof, are subject to approval by the Board.

If the Quick Refund Procedure is approved by the Board and the Redemption Resolution is approved at the General Shareholders’ Meeting:

•

on or prior to the Payment Date, a description of the Quick Refund Procedure, including a description of all documentation and information that will need to be submitted to the Paying Agent in order to obtain a Reclaimable Amount, will be made available on the Company’s website at: [http://www.telvent.com/en/investor/redemption]; and

•

the Company will use its reasonable best efforts to cause the Depository Trust Company (“DTC”) to post on its website, on the Payment Date, instructions for complying with the Quick Refund Procedure as a means of notifying all brokers, dealers, commercial banks, trust companies and other intermediaries that hold Shares through DTC.

Please be advised that, if the Quick Refund Procedure is approved, for an Eligible Former Beneficial Owner to obtain a Reclaimable Amount from the Company, THE REQUIREMENTS SET FORTH IN THE QUICK REFUND PROCEDURE INSTRUCTIONS MUST BE DULY AND TIMELY COMPLIED WITH BY THE END OF THE 10TH CALENDAR DAY OF THE MONTH FOLLOWING THE PAYMENT DATE, WHICH REQUIREMENTS SHALL INCLUDE, AMONG OTHER DOCUMENTATION AND INFORMATION:

•

FOR BENEFICIAL OWNERS (OTHER THAN BENEFICIAL OWNERS WITH TAX RESIDENCY IN AUSTRIA, GERMANY, THE NETHERLANDS, SWEDEN, SWITZERLAND OR THE UNITED KINGDOM), THE RECEIPT BY THE PAYING AGENT OF AN ORIGINAL CERTIFICATE OF TAX RESIDENCY OF SUCH BENEFICIAL OWNER DULY ISSUED BY THE COMPETENT TAX AUTHORITY OF THE COUNTRY OF TAX RESIDENCY OF SUCH BENEFICIAL OWNER (E.G., FOR A TAX RESIDENT OF THE UNITED STATES, A FORM 6166 ISSUED BY THE INTERNAL REVENUE SERVICE (THE “IRS”)). THE CERTIFICATE OF TAX RESIDENCY MUST BE VALID AS OF THE PAYMENT DATE AND MUST EXPRESSLY MENTION THE APPLICABLE TAX TREATY IN FORCE WITH SPAIN (E.G., THE “UNITED STATES—SPAIN INCOME TAX CONVENTION”). THE CERTIFICATE MUST BE DATED NO EARLIER THAN ONE CALENDAR YEAR BEFORE THE PAYMENT DATE AND NO LATER THAN THE PAYMENT DATE. THE CERTIFICATE OF RESIDENCE MUST BE WRITTEN IN EITHER ENGLISH OR SPANISH.

•

FOR BENEFICIAL OWNERS WITH TAX RESIDENCY IN AUSTRIA, GERMANY, THE NETHERLANDS, SWEDEN, SWITZERLAND OR THE UNITED KINGDOM, THE RECEIPT BY THE PAYING AGENT OF TWO (2) ORIGINAL “CLAIM FOR RELIEF” FORMS (“PETICIÓN DE REDUCCIÓN”) AS APPROVED BY THE APPLICABLE TAX TREATY, DULY FILLED IN AND CERTIFIED BY THE COMPETENT TAX AUTHORITY OF THE COUNTRY OF TAX RESIDENCY OF SUCH BENEFICIAL OWNER. THE TWO (2) “CLAIM FOR RELIEF” FORMS HAVE TO BE RECEIVED BY THE PAYING AGENT IN THEIR SPANISH VERSION.

Beneficial owners of Shares that (i) are not yet in possession of a Certificate of Tax Residency or Claim of Relief Form, as applicable, meeting the specifications set forth above and (ii) intend to seek a Reclaimable Amount from the Company in the event that the Minority Shareholder Redemption is consummated and the Quick Refund Procedure is approved are advised to contact their own tax advisors for assistance in obtaining such documentation. It is up to each beneficial owner of Shares to determine if obtaining such documentation to pursue a Reclaimable Amount from the Company is beneficial based, amongst other things, on the costs to obtain such documentation and the size of the Reclaimable Amount that such beneficial owner expects to obtain.

As set forth above, the applicable Certificate of Residency for a beneficial owner of Shares that is a resident of the United States for tax purposes is a Form 6166. In order to obtain a Form 6166, such beneficial owner must file a Form 8802 with the IRS along with a user fee of USD 35.00 for up to 20 original Forms 6166.

The instructions for complying with the Quick Refund Procedure will include the name and contact information for the Paying Agent. Questions and requests for assistance in connection with the Quick Refund Procedure may be directed to the Paying Agent at the address and telephone numbers set forth in the instructions.

Exhibit I1

Spanish Tax Treaty countries and Tax Treaty Rates

Albania	10%	France †	15%	Norway	15%
Algeria	15%	Georgia *	10%	Pakistan	10%
Argentina	15%	Germany †	15%	Panama	10%
Armenia *	n/a	Greece †	10%	Philippines	15%
Australia	15%	Hungary †	15%	Poland †	15%
Austria †	15%	Iceland	15%	Portugal †	15%
Azerbaijan *	n/a	India	15%	Romania †	15%
Barbados	5%	Indonesia	15%	Russia	15%
Belarus *	18%	Iran	10%	Saudi Arabia	5%
Bosnia and Herzegovina	10%	Ireland †	15%	Serbia	10%
Belgium †	15%	Israel	10%	Slovakia †	15%
Bolivia	15%	Italy †	15%	Slovenia †	15%
Brazil	15%	Jamaica	10%	South Africa	15%
Bulgaria †	15%	Japan	15%	Sweden †	15%
Canada	15%	Kazakhstan *	15%	Switzerland	15%
Chile	10%	Korea	15%	Tajikistan *	18%
China	10%	Kyrgyzstan *	18%	Thailand	10%
Colombia	5%	Latvia †	10%	Trinidad & Tobago	10%
Costa Rica	12%	Lithuania †	15%	Tunisia	15%
Croatia	15%	Luxembourg †	15%	Turkey	15%
Cuba	15%	Macedonia	15%	Turkmenistan *	18%
Cyprus †	n/a	Malaysia	5%	Ukraine *	18%
Czech Republic †	15%	Malta †	5%	United Arab Emirates	15%
Denmark †	n/a	Mexico	15%	United Kingdom †	15%
Ecuador	15%	Moldova	10%	United States	15%
Egypt	12%	Montenegro	n/a	Uruguay	5%
El Salvador	12%	Morocco	15%	Uzbekistan *	n/a
Estonia †	15%	Netherlands †	15%	Venezuela	10%
Finland †	15%	New Zealand	15%	Vietnam	15%

[1]	Please note that the above information is intended as a summary only and therefore may be incomplete.
†	European Union member states.
*	Some countries of the former USSR do not have separate treaties with Spain but are covered together under the treaty between Spain and the USSR (this does not include Armenia, Azerbaijan or Uzbekistan). Russia, Estonia, Lithuania, Moldova, Latvia Georgia and Kazakhstan are covered under separate treaties.

EX. I - 1